EXHIBIT 23.1
Consent of Registered Public Accounting Firm

WebsterRogers LLP
Certified Public Accountants • Consultants
Florence, Charleston, Myrtle Beach, Georgetown, Sumter

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We consent to the incorporation by reference in the Registration Statement (No. 33-22837) on Form S-8 of First Financial Holdings, Inc., dated June 27, 1988, as amended, of our report dated July 12, 2005 on the First Financial Holdings, Inc. Sharing Thrift Plan financial statements for the years ended December 31, 2004 and 2003 included in the Annual Report (Form 11-K) for the year ended December 31, 2004.

/s/Webster Rogers LLP

Charleston, South Carolina

July 12, 2005

Members
SC Association of Certified Public Accountants
Members	40 Calhoun Street, Suite 220
Division for CPA Firms, AICPA	PO Box 20099
Charleston, SC 29413-0099
RSM McGladrey Network	843-577-5843, Fax 843-723-3075
An Independently Owned Member	www.websterrogers.com

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